# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Birchtech Corp., CIK 0000728385
CUSIP: 59833H200
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1810 JESTER DRIVE, CORSICANA, Texas (TX), 75109
Date of event which requires filing of this statement: 09/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001105806

## Reporting persons
- Laurence W. Lytton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 980,513; shared voting power 400,000; sole dispositive power 980,513; shared dispositive power 400,000; aggregate amount beneficially owned 1,380,513 (5.2% of the class)
  Comment: Percentage calculated based on 26,305,966 shares of Common Stock outstanding as of August 13, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2026.

## Item 1. Issuer
Name of issuer: Birchtech Corp.
Address of issuer's principal executive offices: 1310 Jester Drive, Corsicana, TX 75109

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,380,513
Percent of class: 5.2
Sole power to vote or to direct the vote: 980,513
Shared power to vote or to direct the vote: 400,000
Sole power to dispose or to direct the disposition: 980,513
Shared power to dispose or to direct the disposition: 400,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Laurence W. Lytton: /s/ Laurence W. Lytton, Reporting person (10/05/2026)